Exhibit 99.2

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor			2 - DISTRICT Jaguaré
3 - ZIP CODE 05350-901	4 - CITY São Paulo			5 - STATE SP
6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX
11- DDD (Long distance) 55 11	12 - FAX 3718-5297	13 - FAX 3714-4436	14 - FAX
15 - E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Wang Wei Chang
2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor			3 - DISTRICT Jaguaré
4 - ZIP CODE 05350-901		5 - CITY SÃO PAULO		6 - STATE SP
7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX
12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 — FAX -
16 - E-MAIL acoes@perdigao.com.br

01.04  — REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 — END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - AUDITING COMPANY Ernst Young Auditores Independentes S.S.			10 - CVM CODE 00471-5
11 - TECHNICAL IN CHARGE Antonio Humberto Barros dos Santos			12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 104.575.398-01

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 — CURRENT QUARTER 09/30/2006	2 — PREVIOUS QUARTER 06/30/2006	3 — SAME QUARTER PREVIOUS YEAR 09/30/2005
Paid-Up Capital
1 - COMMON	133,957,152	133,957,152	133,957,152
2 - PREFERRED	0	0	0
3 - TOTAL	133,957,152	133,957,152	133,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 - TOTAL	430,485	430,485	430,485

01.06 — COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 — SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 3220 — Participation and Administration - Food
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATED TYPE Total
7 — TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE

01.01 — IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.09 — PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK	4 – AMOUNT	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES	8 – PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(Units)	(Reais)

01.10 — INVESTOR RELATIONS DIRECTOR

1 — DATE 11/13/2006	2 — SIGNATURE

01.01 - IDENTIFICATION

1—CVM CODE	2—COMPANY NAME	3—GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01- BALANCE SHEET—ASSETS  (thousand Reais)

1—CODE	2—DESCRIPTION	3—09/30/2006	4—06/30/2006
1	Total Assets	1,229,439	1,209,523
1.01	Current Assets	32,395	35,292
1.01.01	Cash, Banks and Investments	11,453	15,115
1.01.01.01	Cash and Cash Equivalents	17	18
1.01.01.02	Marketable Securities	11,436	15,097
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	20,942	20,177
1.01.04.01	Dividends and Interest on Shareholder’s	1	1
1.01.04.02	Recoverable Taxes	19,753	19,551
1.01.04.03	Deferred Income Tax	347	273
1.01.04.04	Others	42	29
1.01.04.05	Prepaid Expenses	799	323
1.02	Non-current Assets	7,353	3,426
1.02.01	Credits	0	0
1.02.02	Credits with Associates	3,434	3,401
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	3,434	3,401
1.02.02.03	With Other Associates	0	0
1.02.03	Others	3,919	25
1.02.03.01	Deferred Income Tax	25	25
1.02.03.02	Judicial Deposits	3,894	0
1.03	Permanent Assets	1,189,691	1,170,805
1.03.01	Investments	1,189,691	1,170,805
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,189,683	1,170,797
1.03.01.03	Other Investments	8	8
1.03.01.03.01	Interest Through Fiscal Incentives	8	8
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

01.01 - IDENTIFICATION

1—CVM CODE	2—COMPANY NAME	3—GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1—CODE	2—DESCRIPTION	3—09/30/2006	4—06/30/2006
2	Total Liabilities	1,229,439	1,209,523
2.01	Current Liabilities	1,224	1,115
2.01.01	Short-term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	3	0
2.01.04	Taxes, Charges and Contribution	102	94
2.01.04.01	Social Contributions	59	59
2.01.04.02	Tax Obligations	43	35
2.01.05	Dividends Payable	39	41
2.01.06	Provisions	797	686
2.01.06.01	Provisions for vacations & 13th salary	797	686
2.01.07	Debts with Associates	0	0
2.01.08	Others	283	294
2.01.08.01	Interest on Shareholders’ Equity	268	280
2.01.08.02	Other Obligations	15	14
2.02	Long-term Liabilities	101	101
2.02.01	Long-term Debt	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	101	101
2.02.03.01	Provisions for contingencies	101	101
2.02.04	Debts with Associates	0	0
2.02.05	Others	0	0
2.03	Long-term Income	0	0
2.05	Shareholders’ Equity	1,228,114	1,208,307
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	425,215	425,215
2.05.04.01	Legal	40,336	40,336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	384,879	384,879
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	2.899	(16,908)

01-01 -  IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 — 04/01/2006 to 06/30/2006	4 — 01/01/2006 to 06/30/2006	5 — 04/01/2005 to 06/30/2005	6 — 01/01/2005 to 06/30/2005
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	20,280	9,486	96,266	250,428
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative Expenses	(1,109)	(3,752)	(1,052)	(3,721)
3.06.02.01	Administrative	(282)	(1,359)	(235)	(1,107)
3.06.02.02	Management Compensation	(827)	(2,393)	(817)	(2,614)
3.06.03	Financial	2,502	5,942	452	3,678
3.06.03.01	Financial Income	2,506	6,401	657	4,041
3.06.03.02	Financial Expenses	(4)	(459)	(205)	(363)
3.06.04	Other Operating Income	0	0	0	6
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	18,887	7,296	96,866	250,465
3.07	Operating Income	20,280	9,486	96,266	250,428
3.08	Non-operating Expenses	0	0	0	(1)
3.08.01	Income	0	0	0	14
3.08.02	Expenses	0	0	0	(15)
3.09	Income Before Tax And Profit Sharing	20,280	9,486	96,266	250,427
3.10	Provision for Tax And Social Contribution	(547)	(5,693)	398	398
3.11	Deferred Income Tax And Social Contribution	74	(894)	(175)	93
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0

3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	19,807	2,899	96,489	250,918
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.14834	0.02171	0.72262	0.72262
	LOSS PER SHARE

04.01—EXPLANATORY NOTES

Thousands of Reais

1.              OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly-owned company, include: raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and also commenced the sale of a line of margarine products, initially through third parties that will produce these products by request; in the second quarter of 2006,  the Company also entered the dairy products business.

Subsidiaries and Participation as of September 30, 2006:

Note:                   the Companies with no indicative of percentage of participation are, directly or indirectly, whole owned subsidiaries of Perdigão S.A.

On May 26st, 2006, the Company acquired, through its wholly-owned subsidiary, PDA Distribuidora de Alimentos Ltda, 51% of the capital stock of  Batávia S.A. — Indústria de Alimentos (“Batávia”) from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”).

The price of the acquisition of Batávia S.A. amounted to R$95,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$3,252, generating goodwill of R$66,655,  representing  expectation of future profitability. The goodwill will be amortized from October, 2006, when the acquisition and merger processes will be finalized (Note 24 ii). Batávia produces dairy-based and dairy processed products.

By acquiring control of Batávia, the Company reinforces its goals of strategic growth by increasing its portfolio of products and  consequently dilutes the concentration of its business in Poultry and Pork meats.

04.01—EXPLANATORY NOTES

The following table summarizes the assets and liabilities assumed at the date of acquisition:

Assets acquired	168,052
Liabilities assumed	(106,686)
Net assets	61,366
Interest acquired	51%
Net assets acquired	31,297
Acquisition cost(*)	97,952
Goodwill	66,655

(*)         The cost of acquisition is comprised as follows:

Amount paid	112,121
Acquisition costs	1,252
Cash acquired	2.579
Property, plant and equipment (refer to Note bellow)	(18.000)
Acquisition cost	97,952

The results of operations of Batávia have been included in the financial statements of the Company since June, 2006.  In addition to the acquisition of a 51% economic interest in Batávia, the Company acquired R$18,000 in cash, machines and equipment from Parmalat, which were on loan to Batávia and are necessary for the operation of its facilities.

In July 03, 2006 the Perdigão Mato Grosso Rações Ltda was incorporated by Perdigão Mato Grosso Ltda and the Incubatório Paraíso Ltda was incorporated by Perdigão Agroindustrial S.A.

2.       BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information — ITR, related to the thirty quarter of 2006, was prepared according to the same practices adopted in the previous quarter and in the fiscal year ended on December 31, 2005. Such Quarterly Information is in accordance with the accounting practices adopted in Brazil, which is based on the Brazilian Corporate Law (Law No. 6404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

In order to provide additional information, a statement of cash flows is presented in Note 19 in accordance with the Accounting Norms and Procedures — NPC 20 issued by IBRACON.

3.       PRINCIPAL ACCOUNTING PRACTICES

a) Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries in which the Company has control. The elements of the financial statements of jointly-controlled

04.01—EXPLANATORY NOTES

subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

b) Cash and cash equivalents: include cash balance, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. The amounts are stated at cost plus interest earned up to the balance sheet date  (Note 4).

c) Marketable securities: includes public and private fixed income securities. Stated at cost, plus income earned and adjusted to market value, if lower, in the case of permanent losses (Note 5). The market value is set forth at Note 17 (e).

d) Trade accounts receivable: stated net of the provision for doubtful accounts, which was established based on an analysis of the risks and forecasts for the trade accounts receivable realization, being considered sufficient by management to cover possible losses on receivables (Note 6).

In 2003, the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios — FIDC), through which it sells part of its trade accounts receivable originating in the domestic market. According to the CVM — Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction No. 408/2004, the Company has consolidated the FIDC facility in its financial statements until august, 2006, when the operation was finalized (Note 6).

e) Inventories: stated at average acquisition or production, which does not exceed market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a liability for the amount payable to the supplier. Grain purchased on a “price to set basis” that is used in the manufacturing process are valued on the date of utilization at their market value, and any adjustments made after the utilization date are accounted for as income/expenses, against trade accounts payable. Provision for slow moving and provision for obsolescence are made when applicable.  (Note 7)

f) Income taxes and social contributions: The income and social contribution taxes, both current and deferred, are calculated on taxable income and tax rates in effect. The subsidiary located abroad applies the tax practices which are effect where it is located.

Deferred tax assets and liabilities arise from carryforward tax losses and temporary diferences, and were recorded as current or long term based on taxable income and perspectives for future income.  A valuation allowance is accounted for when management believes that it is more likely than not that tax assets will not be fully recoverable in the future.

g) Investments: the investments are accounted for using the equity method, plus goodwill. Other investments are stated at acquisition cost and marked down to market value, when applicable (Note 10).

h) Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of Investments in subsidiaries were based on the expectation of future earnings and are amortized over a period of 5 years. Goodwill is classified under

04.01—EXPLANATORY NOTES

“Investments”, except goodwill relating to the acquisition of companies that have already been merged into the company. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i) Property, plant and equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on valuation reports issued by independent appraisers, less accumulated depreciation. Since 1997, according to a specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates set forth in Note 11 (depletion based on utilization), which take into account the estimated useful lives of the assets and charged to production costs or directly to operating expenses as the case may be.

j) Deferred charges: expenditures incurred during the pre-operating phase,  construction and implementation of projects that will benefit the Company in future years. Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated (Note 12).

k) Provisions for contingencies: Determined based on an analysis of contingences, taking into consideration risks and estimates, recognized in an amount considered sufficient by management and its legal advisors to cover probable losses. (Note 15 ‘a’).

l) Derivative financial instruments: measured using the accrual method and unrealized gains/losses are recorded as loans (short or long-term, as the case may be) at each balance sheet (Notes 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m) Revenue recognition: revenues are recognized  by the Company when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists, collectibility is reasonably assured, and title and risks of ownership have passed to the customer.

n) Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which the profits are achieved (Note 22).

o) Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer and the revenue is recognized in the results. The shipping and handling costs amounted, in the nine months ended September 30, 2006, to R$460,198 (R$393,259 in the nine months ended September 30, 2005).

p) Advertising and sales promotion costs: the advertising and sales promotion costs are expensed as incurred, and these expenses amounted R$47,416 in the nine months of 2006 (R$32,479 in the nine months ended September 30, 2005).

q) Research and development (R&D): consists mainly of internal research and development of new products recognized in the financial statements when incurred. The total amount of R&D

04.01—EXPLANATORY NOTES

expenses in the nine months ended September 30, 2006 was R$5,399 (R$4,625 in the nine months ended September 30, 2005).

r) Earnings per share: calculated based on shares outstanding at the balance sheet date.

s) Translation of foreign currency: financial statements of foreign subsidiaries have been translated into local currency under the current rate method, assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and the income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (expenses), net (Note 18).

The exchange rates in Reais on the closing date of the translated balance sheets were as follows:

	09.30.2006	06.30.2006
US Dollar (US$)	2.1742	2.1643
Euro (€)	2.7575	2.7681
Pound (£)	4.0697	4.0005

t) Use of estimates: accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements.  The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates.

4.         CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Local currency:
Cash and banks	17	18	18,445	35,705
Highly liquid investments	—	—	75,941	114,650
	17	18	94,386	150,355
Foreign currency (*):
Cash and banks	—	—	8,867	14,864
Highly liquid investments	—	—	276,262	441,106
	—	—	285,129	455,970
	17	18	379,515	606,325

(*)         Principally U.S. dollars.

04.01—EXPLANATORY NOTES

5.         MARKETABLE SECURITIES

	Parent Company		Consolidated
	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Bank Deposit Certificates—CDB, denominated in Reais maturing up to 2007	11,436	15,097	91,556	36,579
Brazilian Treasury Notes:
—Prefixed and post fixed interest, denominated in Dollar, maturing up to 2009	—	—	84,461	83,864
—Prefixed interest, denominated in Euro, maturing in 2006	—	—	4,777	4,664
	11,436	15,097	180,794	125,107
Current	11,436	15,097	98,455	42,190
Non-current	—	—	82,339	82,917

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	09.30.2006	06.30.2006
Current
Trade accounts receivable	595,869	532,595
(-) Allowance for doubtful accounts	(2,954)	(3,663)
	592,915	528,932
Non-current
Trade accounts receivable	24,245	23,630
(-) Allowance for doubtful accounts	(13,185)	(12,651)
	11,060	10,979

The trade accounts receivable balance includes in June 30, 2006 R$41,417 related to receivables sold to FIDC.  In August, 28 2006, the FIDC operation was finished, and the Company does not have any balance in September 30, 2006.

The allowance for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

04.01—EXPLANATORY NOTES

The changes on the allowance for doubtful accounts are as follows:

	09.30.2006	06.30.2006
Balance at beginning of period	16,314	14,633
Provision	1,447	896
Write-offs	(1,622)	(292)
Increase for acquisition—Batávia	—	1,077
Balance at end of period	16,139	16,314

7.       INVENTORIES—CONSOLIDATED

	09.30.2006	06.30.2006
Finished goods	264,183	223,086
Work-in-process	23,640	24,540
Raw materials	80,728	60,324
Supplies and packaging materials	98,070	96,304
Livestock (poultry, turkey and hogs)	258,878	252,901
Advances to suppliers and imports in transit	13,138	14,236
	738,637	671,391

8.       RECOVERABLE TAXES

	Parent Company		Consolidated
	09.30.2006	06.30.2006	09.30.2006	06.30.2006
State ICMS (VAT)	—	—	76,618	64,039
Income tax	19,753	19,551	40,306	36,866
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	7,603	1,976
IPI (Federal VAT)	—	—	6,607	6,580
Others	—	—	3,503	3,386
	19,753	19,551	134,637	112,847
Current	19,753	19,551	108,449	91,173
Non-current	—	—	26,188	21,674

ICMS — Tax on the Circulation of Goods and Services: credits generated by the commercial operations, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties;

Income and Social Contribution taxes: corresponds to withholding tax on investments and on interest on shareholders’ equity paid by the parent company, which is offset against federal taxes payable;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December 2002, and of the COFINS tax, since February 2004, which are offset against other federal taxes.

04.01—EXPLANATORY NOTES

9.       INCOME TAXES

a)         Income and Social Contribution Taxes reconciliation:

	9 months ended
	Parent Company		Consolidated
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Income before taxes and profit-sharing	9,486	250,427	3,755	329,000
Nominal income and social contribution tax rate	34%	34%	34%	34%
Expense at nominal rates	(3,225)	(85,145)	(1,277)	(111,860)
Adjustment of taxes and contributions on:
Statutory profit-sharing	—	—	6	5,755
Interest on company’s capital	(5,832)	469	—	23,754
Equity in earnings of subsidiaries	2,481	85,157	(7,002)	(29,109)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	(2,441)	57,687
Tax incentives and Plano Verão	—	—	15,395	—
Other adjustments	(11)	10	1,066	(4,397)
Effective income tax	(6,587)	491	5,747	(58,170)
Current income taxes	(5,693)	398	(6,975)	(61,410)
Deferred income taxes	(894)	93	12,722	3,240

The Company obtained a final favorable decision in its suit related to “Plano Verão” and is in the process of determining such amounts.  The estimate impact on the income is, approximately, R$50,000, which will be booked for in the last quarter of 2006.

The consolidated operating results before the taxes of subsidiaries abroad are as follows:

	9 months ended
	09.30.2006	09.30.2005
Income (loss) before income taxes from foreign subsidiaries	(7,276)	200,929
Current income taxes from foreign subsidiaries	(318)	(892)
Deferred income taxes from foreign subsidiaries	351	(8,446)

04.01 – EXPLANATORY NOTES

b)         Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Tax loss carry-forwards (IRPJ)	—	—	32,106	26,235
Negative calculation bases (CSLL)	—	—	12,514	10,095
Temporary differences:
Provisions for contingencies	—	—	29,119	28,306
Other temporary differences	372	298	90	3,456
Realizable revaluation reserve	—	—	(254)	(276)
Accelerated depreciation, with incentives	—	—	(733)	(779)
	372	298	72,842	67,037
Batavia’s tax benefit effect not recorded	—	—	(26,454)	(31,951)
	372	298	46,388	35,086
Current assets	347	273	22,475	13,055
Non-current assets	25	25	42,781	39,551
Long-term liabilities	—	—	18,868	17,520

In Brazil, the tax return is subject to review by the fiscal authorities for a five-year period from the return date. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other subsidiaries abroad are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, arising from  tax losses and negative basis of social contribution, should be realized in the short-term. The subsidiary Batávia maintains tax loss carry-forwards, negative calculation basis of social contribution and some temporary differences related to non-deductible reserves, whose tax benefit effect is R$26,454 (R$31,951 as of June 30, 2006), which was completely accrued due to consecutive losses up to 2004 fiscal year. The reversal of this accrual will accounted for when Batávia has income in consecutive future years.

Tax credits arising from the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates term for realization; thus, they are classified as long-term.

04.01 – EXPLANATORY NOTES

10.          INVESTMENTS

a)         Investments in subsidiaries – Parent Company

			Total
	Perdigão Agroindustrial S.A.	Perdigão Export Ltd.	09.30.2006	06.30.2006
Paid-in capital	780,000	22	—	—
Net income accumulated in the period	(10,007)	—	—	—
Net equity of the subsidiary	1,189,683	—	—	—
Shares owned by Perdigão S.A.	1,189,683	—	1,189,683	1,170,797
Investment before equity pick-up	1,199,541	—	1,199,541	1,199,541
Interest on shareholders’ equity	(17,154)	—	(17,154)	(17,154)
Equity pick-up	7,296	—	7,296	(11,590)
Subventions and tax incentives(*)	17,303	—	17,303	9,952
Equity method investment	(10,007)	—	(10,007)	(21,542)

(*)           Tax incentives are recorded directly in the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)         Goodwill on investments acquisition – Consolidated

	Costs value		Residual value
	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Batávia S.A. (i)	66,655	63,403	66,655	63,403
Frigorífico Nova Mutum (ii)	13,731	13,731	10,406	11,254
Incubatório Paraíso (iii)	—	1,441	—	1,297
	80,386	78,575	77,061	75,954

(i)                Goodwill generated in the acquisition of Batávia, see Note 1.

(ii)             Acquired on June 20, 2005, for R$5,850, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., renamed, respectively, Perdigão Mato Grosso Ltda, at Nova Mutum - Mato Grosso state.  The net liabilities assumed in these acquisitions amounted R$ 7,881.  This resulted in goodwill of R$13,731.

(iii)          In December 1, 2005, the Company acquired 100% of Sociedade Incubatório Paraíso Ltda., located at Jataí — State of Goiás.  The amount price paid in this acquisition was R$2,080, net assets acquired amounted to R$491 and this resulted in goodwill of R$1,589. In July 03, 2006, the Incubatório Paraíso Ltda was incorporated by Perdigão Agroindustrial S.A (Note 1).  After this incorporation, the goodwill balance was transferred to deferred charges in the Company’s balance sheet, maintaining the amortization period of five years.

The goodwill based on future results is amortized over five years, and the portion based on the fair market value is being amortized in accordance with their realization.

04.01 – EXPLANATORY NOTES

c) Other investments

Other investments related to the parent company amounted to R$8, on a consolidated basis R$607, respectively on 09.30.2006 and 06.30.2006.

11.         PROPERTY, PLANT AND EQUIPMENT — CONSOLIDATED

		Costs value		Residual value
	Annual deprec. rate (%)	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Buildings and improvements	4	741,994	705,875	537,011	508,387
Machinery and equipment	11	907,180	839,067	477,777	426,276
Electric and hydraulic installations	10	82,768	77,131	51,605	47,766
Forests and reforestation	3	33,397	32,501	24,423	24,060
Other	12	44,209	42,616	21,760	20,847
Land	—	94,623	93,910	94,623	93,910
Construction in progress	—	227,843	200,022	227,843	200,022
Advances to suppliers	—	37,194	30,413	37,194	30,413
		2,169,208	2,021,535	1,472,236	1,351,681

At September 30, the changes in the cost of property, plant and equipment consisted of:

	Balance as of 06.30.2006	Addition	Write off	Transfer	Balance as of 09.30.2006
Buildings and improvements	705,875	2,219	(136)	34,036	741,994
Machinery and equipment	839,067	4,524	(7,766)	71,355	907,180
Electric and hydraulic installations	77,131	115	(2,149)	7,671	82,768
Forests and reforestation	32,501	242	—	654	33,397
Other	42,616	584	(523)	1,532	44,209
Land	93,910	20	—	693	94,623
Construction in progress	200,022	143,790	—	(115,969)	227,843
Advances to suppliers	30,413	7,683	(902)	—	37,194
	2,021,535	159,177	(11,476)	(28)	2,169,208

The Company capitalized interest of R$5,447 during the nine months ended September 30, 2006 (R$4,304 as of September 30, 2005) related to construction in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when depreciation begins.

04.01 – EXPLANATORY NOTES

12.                             DEFERRED CHARGES — CONSOLIDATED

		Costs value		Residual value
	Annual amortiz. rate (%)	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Preoperating expenses	11	65,482	64,451	38,985	39,472
Software and method development	23	29,101	31,818	12,445	13,260
Reorganization expenses	26	53,752	47,588	42,917	38,057
Goodwill on business acquisition (*)	20	20,477	18,888	1,514	339
		168,812	162,745	95,861	91,128

(*)           Refers to the goodwill from the acquisition of Frigorífico Batávia S.A., incorporated by Perdigão Agroindustrial S.A., to be completely amortized in 2006 and refers to the goodwill from the acquisition of Incubatório Paraíso Ltda, incorporated by Perdigão Agroindustrial S.A. to be completely amortized in 2010, based on future profitability.

13.  SHORT-TERM DEBT — CONSOLIDATED

Funding Line	Annual charges (%)	09.30.2006	06.30.2006
Local currency:
Production	8,75%	122,883	107,409
Working Capital	TR + 10.30%	41,635	40,373
Working Capital	CDI + 4.78%	4,172	11,272
		168,690	159,054
Foreign currency:
Net swap balance	%CDI vs exchange variation (US$and other currencies)	5,888	893
Advance on export contracts (ACC and ACE)	5.75% (4.76% on 06.30.06) + exchange variation (US$)	247,573	142,276
		253,461	143,169
Sub-total		422,151	302,223
Current portion of long term debt		137,067	157,518
Total short-term debt		559,218	459,741

The rural credit financing line has a maximum maturity of 360 days and has no guarantees, except aval from the Company.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with maturity dates up to 360 days, payable through the exports of products. After the Company delivers the export documentation to the funding banks, these liabilities are denominated advances for export contracts (“ACE’s”) and are settled only when full payment has been made by the customer abroad.

04.01 – EXPLANATORY NOTES

14.          LONG-TERM DEBT — CONSOLIDATED

Funding Line	Annual charges (%)	09.30.2006	06.30.2006
Local currency:
Working capital	4.41% (4.94% on 06.30.06)	99,151	82,697
Working capital	50% of IGP-m + 4,00%	17,849	17,601
FIDC senior quotas	95% CDI	—	32,685
Property, plant and equipment	2.22% (2.23% on 06.30.06) + TJLP	136,808	138,770
Debentures	6.00% (6.00% on 06.30.06) + TJLP	34,404	34,270
		288,212	306,023
Foreign currency (mainly U.S. dollars):
Working capital	6.86% (7.08% on 06.30.06) + exchange variation (US$and other currencies)	429,965	429,314
Export prepayment	6.87% (7.00% on 06.30.06) + exchange variation (US$)	684,358	679,197
Property, plant and equipment	9.64% (9.35% on 06.30.06) + exchange variation (US$and other currencies)	22,304	22,718
		1,136,627	1,131,229
Total		1,424,839	1,437,252
Current portion of long-term debt		(137.067	(157,518)
Long-term debt		1,287,772	1,279,734

The long term portion of loans mature as follows:

2007	63,753
2008	432,132
2009	220,606
2010	363,480
2011 to 2043	207,801
1,287,772

The Company issued 81,950 simple debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1, with a redemption term from June 15, 2001 to June 15, 2010; as of September 30, 2006, 56,049 debentures had matured.

As of September 30, 2006, loans in the amount of R$174,196 (R$173,016 as of June 30, 2006), of the total of R$1,846,990 (R$1,739,475 as of June 30, 2006), were secured by mortgages in the amounts of R$149,814 (BNDES), related to property, plant and equipment; R$18,659 (FINEP), related to working capital and R$5,723 (Banco do Brasil) related to working capital. Loans in the amount of R$6,468 (R$2,510 as of June 30, 2006) were secured by collateral of real state in the amounts of R$ 4,171 (Tetra Pak), related to property, plant and equipment; R$1,166 (Banco Safra), R$480 (HP Financial) and R$651 (other), related to working capital.

04.01 – EXPLANATORY NOTES

The export prepayment loans in foreign currency due to ABN AMRO Real S.A. and Itaú S.A., in the amount of R$217,420  (R$216,430 as of June 30, 2006), have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be anticipated. The financial covenants required by the loans agreement with ABN AMRO Real S.A. and Itaú S.A. for the period ended in September are: net debt to ebitda ratio less than 3.0 and net debt to shareholders equity ratio less than 1.5, where net debt is equal to total indebtedness less cash and cash equivalents. On September 30, 2006, the Company did not comply with the net debt to ebitda ratio.  A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

15.         COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a)         Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising in the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as “remote”, “possible” or “probable”. Provision for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting potential losses that are deemed probable as determined by the Company’s management based on legal advice.

For all legal disputes currently in progress, the Company and its subsidiaries have judicial deposits totaling R$20,464 (R$22,960 as of June 30, 2006), which are recorded as non-current assets on the balance sheet.

The Company is involved in some judicial procedures the amounts of potential losses are not known nor reasonably estimable, especially in the civil area.

Provisions for contingencies were established as follows:

	09.30.2006	06.30.2006
Tax (i)	98,227	94,835
Labor lawsuits (ii)	24,927	20,844
Civil, commercial and others (iii)	5,103	4,744
	128,257	120,423

(i)                Of the total tax contingencies for which there were provisions on September 30, 2006, R$40,200 (R$39,495 as of June 30, 2006) were related to actions regarding the IRPJ and CSSL taxes, particularly the credits relating to the special adjustment for inflation (Plano Real), hedge and the full deductibility of tax losses; these matters were the subject of a judicial dispute but at that date had not been recognized by the highest judiciary court.

The Company is also challenging the increase in rates and the calculation base of the PIS  — Programa de Integração Social and COFINS — Contribuição para Financiamento da Seguridade Social taxes and has established a provision of R$17,309 (R$17,023 as of June 30, 2006)

04.01 – EXPLANATORY NOTES

referring to these taxes. Recently, Perdigão Agroindustrial S.A. obtained a final favorable decision and reversed the contingency provision related to PIS.

The Company has a provision for a contingency in the amount of R$16,554 (R$14,539 as of June  30, 2006) relating to a judicial action for nonpayment of the CPMF — Contribuição Provisória sobre Movimentação Financeira charge on the income from exports.

The other tax contingencies refer to judicial claims against ICMS, Funrural and SEBRAE — Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, in an aggregate amount of R$24,164 (R$23,778 as of June 30, 2006).

(ii)             The Company and its subsidiaries have 1,498 individual labor claims in progress totaling R$358,353 (1,349 individual claims totaling R$301,398 as of June 30, 2006), mainly related to overtime and salary inflation adjustments demanded for periods prior to the institution of the Real (R$) in 1994 and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on the past history of payments and on the opinion of the Company’s legal counsel, the provision of R$24,927 (R$20,844 as of June 30, 2006) is deemed sufficient to cover probable losses.

(iii)          Civil contingencies are mainly related to lawsuits regarding traffic accidents, property damage, physical casualties and others. There are 742 cases totaling R$102,408 and there are individual claims in amounts up to R$25,627 (716 cases totaling R$99,463 with individual claims of up to R$25,413 as of June 30, 2006) for which the provision, when applicable, is based on the opinion of the Company’s legal counsel.

b)         Contingent Assets

The Company has commenced legal actions to seek the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final decision are obtained.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for the acquisition of raw materials, mainly corn, soybeans and hogs. As of September 30, 2006, such firm commitments amounted to R$118,508 (R$165,584 as of June 30, 2006).

04.01 – EXPLANATORY NOTES

d)            Rents and Leases

The Company enters into various long-term rental agreements, all of which are considered operating leases. Expenses with rents and leases in the nine months ended in September 30, 2006 totaled R$19,989 (R$16,047 as of September 30, 2005) and future commitments can be summarized as follows:

2006 (from October to December)	4,750
2007	12,952
2008	5,519
2009	4,276
2010 and thereafter	12,244
39,741

16.    SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved the three-for-one split shares, granting two additional  new shares for each existing share.

The capital is represented by 133,957,152 common shares, registered and without par value. On September 30, 2006, foreign investors hold 31,183,012 shares (36,700,114 as of July 31, 2006) of which 2,546,570 shares (2,606,002 as of July 31, 2006) are represented by 1,273,285 (1,303,001 as of July 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)     Reconciliation of Shareholders’ Equity and operating results for the period (Parent company and Consolidated)

The difference between the parent company and the consolidated results from the elimination of unrealized profits in transactions with subsidiaries in the amount of R$(218) (R$1,411 as of June 30, 2006) in shareholders’ equity and R$2,638 (R$996 as of September 30, 2005) in the period results.

c)       Statements of changes in Shareholders’ Equity — Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2005	800,000	423,610	(815)	—	1,222,795
Net income for the period	—	—	—	5,537	5,537
Balance as of September 30, 2006	800,000	423,610	(815)	5,537	1,228,332

04.01 — EXPLANATORY NOTES

17.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a) Overview

In the ordinary course of its business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b) Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rate) or by the CDI (Interbank Deposit Certificates interest rate).

The Company is also exposed to interest rate risk, mainly through the swap contracts that are indexed to CDI and the Exchange Coupon of several currencies.

c) Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liability amounts. The Company’s primary exposures to foreign currency exchange variations are to the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	09.30.2006	06.30.2006
Cash, cash equivalents and highly liquid investments (short/long-term)	374,367	544,498
Swap agreements (notional amounts), net	448,626	236,638
Short and long-term debt	(1,384,200)	(1,273,505)
Other operating assets and liabilities, net	286,792	206,530
	(274,415)	(285,839)

04.01 — EXPLANATORY NOTES

				09.30.2006
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	448,626	(5,888)
				(5,888)

				06.30.2006
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	231,391	(886)
Swap	US$	Euro	5,247	(7)
				(893)

In the nine months ended in September 30, 2006, losses on derivatives recognized as interest expenses amounted to R$20,131 (R$44,553 as of September 30, 2005).

d) Commodities risk management

In the normal course of its operations, the Company buys commodities, mainly corn, soy meal and live hogs - the largest individual components of the Company’s costs.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and is affected by domestic supply and levels of demand in the international market, among other factors.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of September 30, 2006 there were no commodities derivatives outstanding, and during the nine months ended September 30, 2006 the Company has not entered into any derivative agreements involving commodities.

e) Fair value of financial instruments - Consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

04.01 — EXPLANATORY NOTES

	Book Value	Market Value
Cash and cash equivalents	379,515	379,515
Short/long-term investments	180,794	183,648
Trade accounts receivable	592,915	592,915
Loans and financing	(1,841,102)	(1,805,702)
Trade accounts payable	(489,495)	(489,495)
Unrealized losses/gains on derivatives	(5,888)	(7,286)
	(1,183,261)	(1,146,405)

18.          FINANCIAL INCOME (EXPENSES) NET — CONSOLIDATED

	9 months ended
	09.30.2006	09.30.2005
Expenses:
Interest expense	(112,054)	(103,095)
Exchange variation	42,019	100,677
Financial transactions tax (CPMF)	(18,742)	(17,240)
Other expenses	(896)	(532)
	(89,673)	(20,190)
Income
Interest Income	44,182	36,937
Exchange variation	(12,201)	(14,507)
Losses from translation effects of investments abroad	(20,594)	(85,615)
Other income (expense)	15,622	20,653
	27,009	(42,532)
Net financial expense	(62,664)	(62,722)

04.01 — EXPLANATORY NOTES

19.          CASH FLOW STATEMENTS

	Parent Company		Consolidated
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
CASH FLOW FROM OPERATION:
Net income for the period	2,899	250,918	5,537	251,914
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest participation	—	—	3,895	—
Depreciation, amortization and depletion	—	—	100,517	84,414
Amortization of goodwill	—	—	4,452	2,558
Equity pick-up	(7,296)	(250,465)	—	—
Gain (loss) on dispositions of permanent assets	—	—	6,146	(3,499)
Deferred income tax	894	(8,037)	(12,722)	(3,240)
Accrued interest and exchange variations	(1,042)	—	26,713	(6,340)
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	38,954	32,494
Inventories	—	—	(70,215)	(106,104)
Trade accounts payable	(12)	(2)	105,339	2,423
Payroll and related charges	(8,638)	24,253	(94,703)	35,900
Net cash provided by operating activities	(13,195)	16,667	113,913	290,520

CASH FLOW INVESTING ACTIVITIES
Investments in marketable securities	(26,101)	—	(163,771)	(147,584)
Proceeds from sales and maturities of marketable securities	15,707	—	115,849	164,977
Other Investments, net	—	(4)	(6)	(17)
Businesses acquisition, net of cash acquired	—	—	(95,521)	(4,964)
Additions to property, plant and equipament	—	—	(403,930)	(167,689)
Disposal of fixed assets	—	—	9,710	12,283
Additions to deferred charges	—	—	(15,548)	(27,869)
Interest on shareholders’ equity received	85,367	68,484	—	—
Net cash provided by (used in) investing activities	74,973	68,480	(553,217)	(170,863)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuances	—	—	1,228,307	2,020,334
Repayment of debt (principal and interest)	—	—	(1,126,293)	(2,006,563)
Interest on shareholders’ equity paid	(61,789)	(85,186)	(61,789)	(85,186)
Net cash provided by (used in) financing activities	(61,789)	(85,186)	40,225	(71,415)

Net increase (decrease) in cash and cash equivalents	(11)	(39)	(399,079)	48,242
At the beginning of the period	28	61	778,594	212,638
At the end of the period	17	22	379,515	260,880

04.01 — EXPLANATORY NOTES

20.          TRANSACTIONS WITH SUBSIDIARIES — PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. and have been entered into pursuant to customary market conditions and terms as follows: Loans receivable of R$3,434 (receivable of R$3,401 as of June 30, 2006); Income in the period of R$3,282 (R$2,619 as of September 30, 2005); Expenses during the period of R$578 (R$50 as of September 30, 2005).

21.          INSURANCE COVERAGE — CONSOLIDATED

The Company’s principal insurance coverage in effect relates to the following:

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning, loss of profit and other risks	1,667,660

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	41,383

Credit risk	Default payments	22,060

22.          MANAGEMENT AND EMPLOYEE PROFIT SHARING

The subsidiary Perdigão Agroindustrial S.A. entered into a collective bargaining agreement with the Unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of economic value added (MVP — Perdigão More Value) for the executive levels since 2004, which amounts are classified in other operating results when owned.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.          SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão — Sociedade de Previdência Privada, (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), and its purpose is to provide supplemental  retirement benefits for the employees of the Perdigão companies.

The plan is a defined contribution plan, and the actuarial method used for determination of benefit levels is that of capitalization of the contributions. The plan is reviewed annually by an independent acturary, and the last review occurred in July, 2005 .. As of September  30, 2006, the plan had 18,995 (19,566 as of June 30, 2006) participants and net assets of R$99,987

04.01 — EXPLANATORY NOTES

(R$95,455 as of June 30, 2006). The sponsor contributed in the nine months ended September 30, 2006 of R$3,927 (R$3,606 as of September 30, 2005), of which R$3,561 refers to the basic contribution (R$3,207 as of September 30, 2005) and R$366 for past services (R$399 as of September 30, 2005). The current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$4,902 (R$5,109 as of June 30, 2006), adjusted by the general price index (IGP-DI). This amount shall be paid in a maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds and shares, totaling R$99,976 (R$95,444 as of June 30, 2006).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.  The amount contributed by the sponsor will be reverted in case of voluntary dismissal.

24.          SUBSEQUENT EVENTS

(i) In October 27, 2006, the Company, together with the joint bookrunners, started the public distribution of 32,000,000 (thirty-two million) common shares, no par value, issued by the Company, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), evidenced by American Depositary Receipts (ADR’s), at the price of R$ 25.00 (twenty five reais) per common share, totaling R$ 800,000.  In November 1, 2006, the Company received the funds related to this offering.

(ii) In an general meeting held on October 30, 2006, the stockholders approved the merger of the subsidiary PDA Distribuidora de Alimentos Ltda into Batávia.  This merger simplified the corporate structure of which is part the Perdigão S.A. and its subsidiaries.

05.01 — COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01- BALANCE SHEET — ASSETS — CONSOLIDATED  (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	Total Assets	3,937,184	3,819,347
1.01	Current Assets	2,064,699	2,075,366
1.01.01	Cash, Banks and Investments	477,970	648,515
1.01.01.01	Cash and Cash Equivalents	379,515	606,325
1.01.01.02	Marketable Securities	98,455	42,190
1.01.02	Credits	592,915	528,932
1.01.02.01	Trade Accounts Receivable	592,915	528,932
1.01.03	Inventories	738,637	671,391
1.01.04	Others	255,177	226,528
1.01.04.01	Recoverable Taxes	108,449	91,173
1.01.04.02	Deferred Income Tax	22,475	13,055
1.01.04.03	Notes Receivable	28,733	29,939
1.01.04.04	Others	50,913	48,697
1.01.04.05	Prepaid Expenses	44,607	43,664
1.02	Non-current Assets	226,720	224,611
1.02.01	Credits	11,060	10,979
1.02.01.01	Trade Accounts Receivable	11,060	10,979
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	215,660	213,632
1.02.03.01	Cash Long-term Investments	82,339	82,917
1.02.03.02	Taxes Receivable	26,188	21,674
1.02.03.03	Deferred Income Tax	42,781	39,551
1.02.03.04	Notes Receivable	41,589	42,147
1.02.03.05	Judicial Deposits	20,464	22,960
1.02.03.06	Others	2,299	4,383
1.03	Permanent Assets	1,645,765	1,519,370
1.03.01	Investments	77,668	76,561
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	77,668	76,561
1.03.01.03.01	Goodwill on investments in subsidiaries	77,061	75,954
1.03.01.03.02	Interest Through Fiscal Incentives	82	82
1.03.01.03.03	Other Investments	525	525
1.03.02	Property, plant and equipaments	1,472,236	1,351,681
1.03.03	Deferred Charges	95,861	91,128

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	Total Liabilities	3,937,184	3,819,347
2.01	Current Liabilities	1,231,435	1,156,027
2.01.01	Short-term Debt	559,218	459,741
2.01.02	Debentures	0	0
2.01.03	Suppliers	489,495	537,286
2.01.04	Taxes and Contribution	40,310	34,677
2.01.04.01	Tax Obligations	20,193	16,602
2.01.04.02	Social Contributions	20,117	18,075
2.01.05	Dividends Payable	39	41
2.01.06	Provisions	99,186	84,143
2.01.06.01	Provisions for Vacations & 13th Salaries	99,186	84,143
2.01.07	Debts with Associates	0	0
2.01.08	Others	43,187	40,139
2.01.08.01	Payroll	18,939	18,961
2.01.08.02	Interest on Shareholders’ Equity	268	280
2.01.08.03	Management/Employees’ Profit Sharing	698	1,953
2.01.08.04	Other Obligations	23,282	18,945
2.02	Long-term Liabilities	1,443,454	1,425,369
2.02.01	Long-term Debt	1,287,772	1,279,734
2.02.02	Debentures	0	0
2.02.03	Provisions	128,257	120,423
2.02.03.01	Provision for Contingencies	128,257	120,423
2.02.04	Debts with Associates	0	0
2.02.05	Others	27,425	25,212
2.02.05.01	Taxes and Social Obligations	7,493	7,562
2.02.05.02	Deferred Income Tax	18,868	17,520
2.02.05.03	Others	1,064	130
2.03	Deferred income	0	0
2.04	Minority Interest	33,963	31,055
2.05	Shareholders’ Equity	1,228,332	1,206,896
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	425,433	423,804
2.05.04.01	Legal	40,336	40,336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2006	4 - 006/30/2006
2.05.04.07	Other profit Reserves	385,097	383,468
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	218	(1,411)
2.05.05	Accumulated Earnings/ Losses	2,899	(16,908)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.01 - STATEMENT OF INCOME—CONSOLIDATED (in thousands of Brazilian Reais)

1-CODE	2- DESCRIPTION	3—07/01/2006 to 09/30/2006	4—01/01/2006 to 09/30/2006	5—07/01/2005 to 09/30/2005	6—01/01/2005 to 09/30/2005
3.01	Gross Sales	1,576,027	4,197,932	1,459,881	4,314,680
3.01.01	Domestic Sales	949,232	2,471,150	717,278	2,162,207
3.01.02	Exports Sales	626,795	1,726,782	742,603	2,152,473
3.02	Sales Reductions	(235,960)	(600,957)	(173,105)	(512,850)
3.03	Net Sales	1,340,067	3,596,975	1,286,776	3,801,830
3.04	Cost of Sales	(989,599)	(2,745,344)	(921,534)	(2,738,846)
3.05	Gross Profit	350,468	851,631	365,242	1,062,984
3.06	Operating Income/Expenses	(333,328)	(844,830)	(245,549)	(732,700)
3.06.01	Selling Expenses	(279,720)	(738,472)	(210,087)	(613,578)
3.06.01.01	Variable	(188,800)	(489,623)	(138,638)	(407,469)
3.06.01.02	Fixed	(90,920)	(248,849)	(71,449)	(206,109)
3.06.02	General and Administrative Expenses	(23,251)	(59,908)	(17,521)	(48,566)
3.06.02.01	Administrative	(20,768)	(53,100)	(15,263)	(41,418)
3.06.02.02	Management Compensation	(2,483)	(6,808)	(2,258)	(7,148)
3.06.03	Financial	(38,856)	(62,664)	(15,399)	(62,722)
3.06.03.01	Financial Income	21,286	27,009	(10,042)	(42,532)
3.06.03.02	Financial Expenses	(60,142)	(89,673)	(5,357)	(20,190)
3.06.04	Other Operating Income	8,499	16,214	0	0
3.06.05	Other Operating Expenses	0	0	(2,542)	(7,834)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	17,140	6,801	119,693	330,284
3.08	Non-operating Expenses	(1,276)	(3,046)	(593)	(1,284)
3.08.01	Income	4,990	15,126	5,514	14,327
3.08.02	Expenses	(6,266)	(18,172)	(6,107)	(15,611)

07.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1 -CODE	2 - DESCRIPTION	3— 07/01/2006 to 09/30/2006	4 — 01/01/2006 to 09/30/2006	5 — 07/01/2005 to 09/30/2005	6 — 01/01/2005 to 09/30/2005
3.09	Income Before Tax And Profit Sharing	15,864	3,755	119,100	329,000
3.10	Provision for Tax And Social Contribution	(2,752)	(6,975)	(26,836)	(61,410)
3.11	Deferred Income Tax	11,302	12,722	11,596	3,240
3.12	Statutory Participations / Contributions	(70)	(70)	(7,268)	(18,916)
3.12.01	Profit Sharing	(70)	(70)	(7,268)	(18,916)
3.12.01.01	Employees’ Profit Sharing	0	0	(6,232)	(16,208)
3.12.01.02	Management Profit Sharing	(70)	(70)	(1,036)	(2,708)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	(2,908)	(3,895)	0	0
3.15	Earnings / Losses in Period	21,436	5,537	96,592	251,914
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.16054	0.04147	0.72339	1.88662
	LOSS PER SHARE

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

The Company’s primary share offering, just concluded and responsible for raising R$ 800 million, is one more important step in Perdigão’s development. Together with its adhesion to the New Market (Novo Mercado) listing and implementation of mechanisms for investor protection, this operation paves the way for the Company to make further progress towards consolidating its cycle of sustainability and creating value and liquidity for its shareholders. The funds raised in the market from the offering will be used to expand the meat segment (poultry, pork and beef) and for the dairy-processed product business as well as new lines of products such as margarine.

Gross sales increased by 8% in the quarter, driven by improved demand from the Brazilian market, Perdigão reporting a 32% improvement in its gross sales from domestic market together with a 10.8% rise in meat volume.

The quarter saw a gradual recovery in prices and volume on the export market, including adjusts on world oversupply and inventory, which had risen in some importing countries and this  was accompanied by a significant amelioration in concerns surrounding the avian influenza outbreaks. Both these factors, together with the appreciation of the Real in relation to the dollar adversely impacted the first semester 2006 results.

(The variations mentioned in this report are comparisons between the 3rd quarter 2006 and the 3rd quarter 2005,or the accumulated figures for 2006 against those for 2005).

OPERATING AND FINANCIAL INDICATORS — 3rd Quarter 2006

•                  Gross sales were R$ 1.6 billion, a growth of 8.0%;

•                  Domestic market sales grew 32.3%, notably the meat products, posting an increase of 10.8% in volume, and the dairy-processed products activity;

•                  Exports reported a reduced volume of 1.7%, with revenues 15.6% down, impacted by the appreciation of the Real in relation to the dollar and by average prices in US dollars;

•                  Sales volume of higher value-added products registered a 28.1% increase accompanied by sales revenue 20.6% higher;

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

•                  Gross profit amounted to R$ 350.5 million, a 4% decrease;

•                  EBITDA was R$ 88.1 million in the quarter, 44.2% lower, with an EBITDA margin of 6.6%;

•                  Net income was R$ 21.4 million, a reduction of 77.8%, and representing a net margin of 1.6%.

•                  Perdigão’s shares recorded an average daily trading volume in the quarter of US$ 8.0 million, an increase of 167.2%.

Highlights—R$million	3Q06	% Net Sales	3Q05	% Net Sales	% Ch.
Gross Sales	1,576.0	117.6	1,459.9	113.5	8.0
Domestic Market	949.2	70.8	717.3	55.7	32.3
Exports	626.8	46.8	742.6	57.7	(15.6)
Net Sales	1,340.1	100.0	1,286.8	100.0	4.1
Gross Profit	350.5	26.2	365.2	28.4	(4.0)
EBIT	47.5	3.5	137.6	10.7	(65.5)
Net Income	21.4	1.6	96.6	7.5	(77.8)
EBITDA	88.1	6.6	157.9	12.3	(44.2)
EPS*	0.16	—	0.72	—	(77.8)

Highlights—R$million	YTD 2006	% Net Sales	YTD 2005	% Net Sales	% Ch.
Gross Sales	4,197.9	116.7	4,314.7	113.5	(2.7)
Domestic Market	2,471.2	68.7	2,162.2	56.9	14.3
Exports	1,726.8	48.0	2,152.5	56.6	(19.8)
Net Sales	3,597.0	100.0	3,801.8	100.0	(5.4)
Gross Profit	851.6	23.7	1,063.0	28.0	(19.9)
EBIT	53.3	1.5	400.8	10.5	(86.7)
Net Income	5.5	0.2	251.9	6.6	(97.8)
EBITDA	167.4	4.7	459.8	12.1	(63.6)
EPS*	0.04	—	1.89	—	(97.8)

* Consolidated earnings per share (in Reais), excluding shares held in treasury. The number of shares for the third quarter used in this calculation was adjusted to reflect the stock split in April 2006.

SECTORIAL PERFORMANCE

The continuing decline in interest rates, low inflation and growth in incomes have all contributed to a good domestic market performance.

In the overseas market, the increase in international prices of some proteins in the third quarter partially offset the reduction in export volume. It is fair to say that the poultry meat market is currently in a recovery mode with consumption returning to normal in the regions hurt by avian influenza outbreaks. This, together with production cuts introduced by affected countries, has resulted in improved prices and prospects for a recovery in volume.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In spite of the continued Russian ban on the purchase of pork meat from major exporting states in Brazil, volumes are recovering and prices remain favorable.

Exports

Brazil exported a total of 1.94 million tons of chicken meat in the first nine months of 2006. This corresponds to a reduction of 9.3% compared with the same period in 2005.

Pork meat exports posted a decline of 21.6% to 371,300 tons, year-on-date January to September 2006, reflecting the trade ban imposed by importing countries following outbreaks of foot and mouth disease at the end of 2005. However, higher average prices have resulted in export revenues being impacted to a lesser degree (an 18% decline).

Domestic Consumption

Real incomes for the accumulated nine-month period 2006 increased 4.0% compared to the same period in 2005, thus maintaining opportunities for increased domestic food consumption. With declining unemployment, wage levels have reported a year-on-year 6.2% increase. Both the strength of the local currency and strained inflation have also contributed to this favorable scenario.

Based on AC Nielson data, the sales performance of frozen and chilled meats for the first nine months of the year were: specialty meats reported a growth of 13.6%, frozen meat products posted a 6.5% increase, frozen pastas were up by 19.3%, while the consumption of frozen pizza was 8.6% higher. Sales of dairy-processed refrigerated products improved by 13.2%.

Raw Materials

International Scenario

On the international market, corn prices indicate a rising tendency given the outlook for increased use of corn for ethanol and the recent reduction in estimates for the US crop.

In spite of forecasts of higher world inventory for next year’s crop, soybean prices have been rising on the back of rising international corn and wheat prices.

Forecasts for the 06/07 US soybean crop have been revised to about 87 million tons, 4.6% higher than the preceding crop, pushing up US inventory despite an increase in exports.

Domestic Scenario

However, the outlook for domestic raw material supplies still remains favorable, corn acquisition costs being below levels prevailing in 2005.

In Brazil, the second survey of grain planting intentions announced in November indicated an increase in the 05/06 corn crop to 41.7 million tons (19% more than the preceding year). The forthcoming crop is estimated at 43.2 million tons, confirming a favorable outlook for domestic supplies. Conab (National Supply Council) estimated that inventory at the end of 2007 would be 4.8 million tons.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Projections for the current soybean crop continue at 53.4 million tons, 3.7% more than last year. Conab is forecasting that next year’s Brazilian soybean crop will be 54.6 million tons, lifting the final inventory for 2007 to 1.4 million tons, higher than projected for this year.

INVESTMENTS AND PROJECTS

Capital expenditures in the quarter amounted to R$ 162 million, a 176.6% increase, while the accumulated investments for the first nine months of 2006 was R$ 507.8 million — a growth of 193.7%.

In the quarter, Perdigão allocated R$ 44.6 million of capex to the new agroindustrial complex in Mineiros-GO, a project that is being specifically developed for the production of turkey. Work is proceeding on the plant to enable a planned start up in operations in the first semester of 2007.

Of the new projects, investments were largely dedicated to the following industrial units: in Rio Verde-GO — increased capacity for slaughtering and production of poultry and pork meat, expansion in animal feed production and a new lasagna and hamburger production line. In Nova Mutum-MT, poultry slaughtering capacity is being upgraded. In Capinzal-SC, poultry slaughtering facilities are also being expanded and new lines for producing cooked breaded products are being installed.

In addition, the Company has invested in improvements and better productivity at the other industrial units and at the distribution centers, also with a view to enhancing efficiency.

In March 2006, Perdigão began the implementation of its Matrix-type Budget for optimizing management of corporate expenses. With this instrument, the Company has been accelerating its drive in the continual pursuit of quality and rationalization of expenditure, whether in the preparation of the budget itself or in the monitoring of its realization.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

OPERATING PERFORMANCE

Production

With the export market returning to normal levels of demand, Perdigão was able to intensify its slaughtering activities, which recorded an increase of 6.6% in the quarter, despite hog slaughter slipping 4.1% in the same period. A total of 36.600 head of beef cattle was also slaughtered, an increase of 23.6% compared with the second quarter of this year.

Output of meat products reported a growth of 4.2% in the quarter, a 4.7% increase for poultry and 3.6% for pork/beef, and for the first nine months, an overall increase of 5.5%, - 6.5% in poultry meats and 4.1% in the case of pork/beef. As a result of improved poultry consumption in the leading importing markets, we increased the raising of one-day chicks by 9.8% in the quarter.

Production	3Q06	3Q05	% Ch.	YTD06	YTD05	% Ch.
Poultry Slaughter (million heads)	142.5	133.7	6.6	403.8	385.8	4.7
Hog/ Cattle Slaughter (thousand heads)	956.5	959.7	(0.3)	2,699.6	2,688.2	0.4
Poultry Meats (thousand tons)	200.7	191.7	4.7	568.7	534.2	6.5
Pork/Beef Meats (thousand tons)	146.4	141.3	3.6	410.2	394.1	4.1
Total Meats (thousand tons)	347.1	333.0	4.2	978.9	928.3	5.5
Other Processed Products (thousand tons)	7.2	5.4	32.7	20.1	16.7	20.4
Feed and Premix (thousand tons)	858.1	804.5	6.7	2,414.8	2,291.4	5.4
One-day Chicks (million units)	153.0	139.4	9.8	423.6	403.2	5.1

Domestic Market

Domestic market sales reached R$ 949.2 million, 32.3% up for the quarter and 14.3% greater than recorded in the first nine months of 2005, equivalent to an accumulated total of  R$ 2.5 billion.

The Company’s diversification into the dairy-processed product segment with the acquisition of a 51% stake in Batávia S.A. together with the Batavo brand name, contributed an additional R$ 187.7 million, 19.8% of all domestic market sales in the quarter. Sales volume amounted to 31,200 tons of milk and 37,400 tons of dairy-processed products, fruit juices and other items.

Sales revenue from the meat business recorded a growth of 7.5% in the quarter, corresponding to a 10.8% increase in sales volume. Total elaborated/processed meat products were up by 8.8% in volume and 6.2% in sales revenue, the main drivers here being frozen products and specialty meats, and responsible for the good operating performance on the domestic market. There was a gradual recovery in the export market for in-natura products. Perdigão recorded a growth in these commodities of 24.5% by volume and 19% in sales during the quarter, including special beef cuts that are sold to the domestic market under the Nabrasa brand name.

In spite of an improvement in the supply scenario and a better mix of poultry meat, average meat prices still registered a year-on-year decline of 3.5%, albeit less than the fall in prices reported in the first semester. The average cost for the quarter was 5.6% lower in relation to the same quarter last year.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Other processed products, which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 41.3% by volume and 29.5% by sales revenue, the margarine line reporting a particularly good performance.

For the first nine months of the year, the meat business grew 7.1% in sales revenue and 13.8% in sales volume. Dairy-processed products represented 10% of domestic market sales, consolidate d as from June 2006. Other processed products increased by 32% in volume terms and 23.8% in revenues, the highlight here being pasta and margarine products.

	Tons (thousand)			Sales (R$ million)
Domestic Market	3Q06	3Q05	% Ch.	3Q06	3Q05	% Ch.
MEATS	151.5	136.8	10.8	651.2	606.0	7.5
In-Natura	21.6	17.3	24.5	71.2	59.9	19.0
—Poultry	18.2	15.2	20.1	56.5	51.2	10.3
—Pork/Beef	3.4	2.2	55.3	14.7	8.6	70.2
Elaborated/Processed (meats)	129.9	119.4	8.8	580.0	546.2	6.2
DAIRY PRODUCTS	68.6	—	—	185.5	—	—
—Milk	31.2	—	—	51.4	—	—
—Dairy Products/ Juice/ Others	37.4	—	—	134.1	—	—
Other Processed	9.2	6.5	41.3	65.0	50.2	29.4
Soybean Products/ Others	18.4	26.2	(30.1)	47.6	61.0	(22.1)
TOTAL	247.7	169.6	46.1	949.2	717.3	32.3

PROCESSED	176.5	126.0	40.1	779.1	596.4	30.6
% total sales	71.3	74.3		82.1	83.1

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	445.1	391.3	13.8	1,907.3	1,781.2	7.1
In-Natura	74.1	43.3	71.0	226.5	164.1	38.0
—Poultry	59.6	36.2	64.6	172.1	134.8	27.7
—Pork/Beef	14.5	7.2	103.0	54.4	29.4	85.1
Elaborated/Processed (meats)	371.0	347.9	6.6	1,680.8	1,617.0	3.9
DAIRY PRODUCTS	90.6	—	—	245.9	—	—
—Milk	41.9	—	—	70.1	—	—
—Dairy Products/ Juice/ Others	48.6	—	—	175.8	—	—
Others Processed	24.9	18.9	32.0	179.7	145.1	23.8
Soybean Products/ Others	48.5	105.3	(53.9)	138.3	236.0	(41.4)
TOTAL	609.1	515.5	18.2	2,471.2	2,162.2	14.3
PROCESSED	444.6	366.8	21.2	2,036.3	1,762.1	15.6
% total sales	73.0	71.2		82.4	81.5

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following product launches were made in the quarter: under the Perdigão brand name - quickpizzas (ham and cheese, pepperoni and mozzarella); lasagna (chicken breast à bolognesa and turkey breast with vegetables); pepperoni pizza; smoked beef hamburger; turkey pâté; sausages: fine chicken, pure loin of beef/pork, pepperoni style and spicy Neapolitan; institutional: chicken donutz and hot wings; and under the Batavo brand — minced pepperoni pizza, and fine barbecue sausages and pepperoni-type and Freski chicken sausages.

The nationwide airing of Perdigão’s institutional brand campaign with the “Perdigão. Everyone adores it” theme has been achieving the expected results. With a forecasted budget of R$ 30 million, the campaign seeks to consolidate the Company’s trajectory of growth and development over the past few years based on four different pillars: continuous growth, quality of the products, portfolio diversity, and new product launches and exports.

The following graph shows the Company’s market share of chilled and frozen processed products, including: specialty and frozen meats, and pastas, pizzas and dairy-processed products.

Fonte: AC Nielsen

* Dairy-processed products—51% stake in Batávia (Lácteos) acquired in June 2006. Year: June — May.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

DISTRIBUTION CHANNELS

(in sales revenues)

Exports

The gradual recovery in consumption, especially in Europe and in the Middle East, together with adjustments to international inventory, contributed to improved export performance — significantly impacted in the first semester by the avian influenza outbreaks.

Export revenues reached R$ 626.8 million in the quarter, a drop of 15.6%, due to the appreciation of the Real in relation to the US dollar. Meat exports by volume recorded a decline of 1.7%, largely due to reduced export volumes of in-natura pork meat — a reflection of the Russian trade ban — and the decrease in sales of specialty products such as bologna sausage, which in the previous quarter had been exported to Venezuela.

Exports of in-natura poultry meats increased 2% by volume and beef sales to overseas markets reached 5,200 tons in the quarter. Growth was also recorded for elaborated products and frozen meats. Other processed products increased by 21.0% in sales revenues and 28.6% by volume.

Average prices saw an improvement in the quarter compared to the second quarter 2006, growing by 7% in US dollar-FOB terms. While average prices practiced during the quarter have been posting a continuous recovery, they were still down by 14.2% in Reais in relation to the same quarter in 2005, taking into consideration the impact of a 6.9% appreciation of the Real in relation to the US dollar in the intervening period. The 8.5% decrease in average costs in the quarter helped to attenuate the impact on margins due to reduced sales revenue in this market.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

	Tons (thousand)			Sales (R$ million)
Exports	3Q06	3Q05	% Ch.	3Q06	3Q05	% Ch.
MEATS	178.5	181.6	(1.7)	625.2	741.2	(15.6)
In-Natura	150.8	148.2	1.7	493.0	582.1	(15.3)
—Poultry	116.3	114.0	2.0	334.0	427.1	(21.8)
—Pork/Beef	34.5	34.2	0.8	159.0	155.0	2.6
Elaborated/Processed (meats)	27.7	33.4	(17.1)	132.2	159.1	(16.9)
Other Processed	0.3	0.2	28.7	1.6	1.3	21.0
TOTAL	178.8	181.9	(1.7)	626.8	742.6	(15.6)
PROCESSED	28.0	33.6	(16.8)	133.8	160.4	(16.6)
% total sales	15.6	18.5		21.3	21.6

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	499.7	518.2	(3.6)	1,724.1	2,147.4	(19.7)
In-Natura	422.7	434.2	(2.7)	1,347.1	1,709.2	(21.2)
—Poultry	332.0	343.8	(3.5)	939.9	1,260.9	(25.5)
—Pork/Beef	90.7	90.4	0.4	407.2	448.3	(9.2)
Elaborated/Processed (meats)	77.1	84.0	(8.2)	377.0	438.2	(14.0)
Other Processed	0.5	0.6	(11.7)	2.6	3.4	(22.9)
TOTAL	500.3	519.0	(3.6)	1,726.8	2,152.5	(19.8)
PROCESSED	77.6	84.6	(8.3)	379.6	441.6	(14.0)
% total sales	15.5	16.3		22.0	20.5

The principal markets performed as follows in the quarter:

•    Europe — This market reported a gradual recovery in prices and demand with volumes 3.8% up and revenue 15.9% lower. Results have been boosted thanks to  reduced tax on salty products in the European market.

•    Middle East — Prices in this market have shown a good recovery since August, also the result of the opening up of Egypt to Brazilian exports. Volumes increased by 11.4% and export revenues by 5.1%;

•    Far East — Volume was 7.4% lower while revenues fell 28.5% due to continuing high poultry meat inventory in the region and low prices in the Japanese market. Average pork prices were also lower in the light of the partial Russian trade ban;

•    Eurasia — Recorded a fall in volume of 19% and 23.4% in sales revenue, largely because of trade restrictions imposed by Russia, which among the pork meat producing states in Brazil, is importing the product from the state of Rio Grande do Sul only;

•    Africa, Americas and Other Countries — The markets registered growth of 8% by volume and 5.8% in export revenue, mainly resulting from diversification of markets and products, including processed products for Argentina and Chile.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EXPORTS BY REGION
(% net sales)

Accumulated export revenue amounted to R$ 1.7 billion, 19.8% lower than the results for the same nine months in 2005. Chilled and frozen sales volume fell only 3.6%, despite the adverse performance of the first semester, when the avian influenza outbreaks had a highly damaging impact on the industry. Perdigão’s diversification into beef helped improve the export product mix, corresponding to 4% of sales to this market. Average US dollar prices fell 7.8% (FOB), while in Reais the fall was even more accentuated at 16.7% (Net Sales) given the average appreciation of the Real in relation to the US dollar of 11.7%. Meanwhile, on the positive side of the equation, average costs were 8.2% lower, partially offsetting the loss of revenues in Reais from exports and falling international prices.

The European Union has introduced quotas for the following Brazilian products: salted chicken breast, elaborated turkey breast and processed chicken. These quotas will come into effect from April 2007. Brazil will have the main participation on these quotas. The quotas establish lower import tariffs, being allowed the import of the same products and others at traditional in natura products import tariff levels.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.3 billion, 4.1% higher in the quarter, due largely to improved trading conditions for meat in the domestic market and the acquisition of the Batávia dairy-processed product business. For the first nine months of the year, net sales were R$ 3.6 billion, 5.4% lower, the result of various trade restrictions on Brazilian meat exports.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Slower growth in net sales compared with gross sales reflects stronger domestic business, which generated tax levies such as ICMS, PIS and COFINS, as well as higher discounts.

In line with the Company’s strategy of adding value to products, the relative accumulated share of higher value-added items (elaborated/processed) increased from 45.9% to 52.3% of net sales. This represents an increase of 9.6% in sales and 15.7% in volume for the first nine months of the year, and a growth of 20.6% in sales revenues and 28.1% in volume for the quarter. This improvement was driven by the processed and elaborated meat business, pasta, pizza and margarine products as well as the inclusion of dairy-processed products.

DS—Domestic Sales

E—Exports

Cost of Sales

The principal raw material costs (corn, soybeans and live hogs) continued to fall during the quarter in relation to the same period in 2005, partially offsetting the increase in cost of acquisition of production from third parties and to order (Jataí and Cachoeira Alta-GO), the latter processes still in a phase of adaptation and improvement. This resulted in an increase in cost of sales of 7.4% in the quarter, but only 0.2% for the nine months ending September, representing 76.3% of net sales against 72% due to lower export revenue in Reais, reflecting the conjunctural factors that took place during the first semester 2006.

Increased production costs were also higher due to the need to hire additional manpower for the Company’s growth projects, accentuated by the impact of the annual wage agreements during the course of the year.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross Margin and Gross Profit

The gross margin for the quarter was 26.2% against 28.4%, with clear evidence however, of a recovery in relation to the preceding quarter when a margin of 21.0% was recorded. The improvement reflects the good performance in the domestic market, the partial recovery of exports, increased diversification of the product portfolio and the partial reduction in the costs of production. The accumulated gross margin for the first nine months was 23.7% against 28.0% recorded in the same period in 2005.

As a result, Perdigão posted a gross profit of R$ 350.5 million, 4% lower than the same quarter in 2005, with an accumulated figure to September 2006 of R$ 851.6 million, a fall of 19.9%.

Operating Expenses

Operating expenses amounted to 22.6% of net sales against 17.7%  and increased 33.1% compared to the same quarter in 2005. For the nine month period ending September, operating expenses were 20.6% higher, representing 22.2% of net sales against 17.4% posted for the first nine months of 2005.

The principal impacts on selling expenses during the quarter reflect the increase in variable expenses such as: freight and warehousing, including the greater frequency and regularity with which dairy-processed products have to be distributed, and an increase in the number of employees and payroll overheads.

Perdigão’s administrative expenses were affected by the transfer of the information technology site, staff training course overheads, the consolidation of the Batávia business also contributing to the increased expenses.

Operating Income

In the light of this scenario, operating income for the quarter registered significant improvements compared with the second quarter, reaching R$ 47.5 million, a decline of 65.5% compared with the same quarter in 2005. This corresponds to an operating margin of 3.5% against 10.7% recorded in the third quarter 2005 when market demand was strong with good average prices. Third quarter 2006 results, however, reversed the operating loss recorded in the previous quarter.

For the first nine months, the operating margin was 1.5% against 10.5%, with operating  income before financial expenses reaching R$ 53.3 million, a decrease of 86.7%.

Financial Results

Financial expenses posted an increase of 152.3% in the quarter and remained unchanged for the nine-month period. The increase in the quarter was mainly due to the need to increase net debt (67.8% up on September 30 2005) for covering capex and the acquisition  in June 2006 of a 51% controlling stake in Batávia S.A.’s dairy-processed products division. Working capital requirements were also higher given lower cash generation, particularly in the first semester 2006.  In the light of the need for greater financial leverage, the annualized net debt/EBITDA ratio (the last 12 months ending September 2006) was 3.9.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Debt	On Sept 30, 2006			On Sept 30, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	236.7	220.2	456.9	399.8	14.3
Foreign Currency	322.5	1,067.6	1,390.1	796.1	74.6
Gross Debt	559.2	1,287.8	1,847.0	1,195.9	54.4
Cash Investments
Local Currency	185.9	—	185.9	154.1	20.7
Foreign Currency	292.0	82.3	374.4	275.3	36.0
Total Cash Investments	478.0	82.3	560.3	429.3	30.5
Net Accounting Debt	81.2	1,205.4	1,286.7	766.6	67.8
Exchange Rate Exposure—US$ million			(126.2)	(17.2)	—

Net Income and Net Margin

With better trading conditions and the sector recovering following the crisis provoked by avian influenza outbreaks in the first semester, we have been able to register better results for the quarter, generating R$ 21.4 million in net income on a net margin of 1.6%. While this result is below the 7.5% net margin for the third quarter 2005,  it is indicative that demand and prices are already picking up in the leading importing countries with the domestic market accounting for a good percentage of company earnings.

Accumulated net income was R$ 5.5 million, 97.8% less than the same nine months in 2005, with a net margin of 0.2% against  6.6%.

EBITDA

Operating cash generation in the form of EBITDA was R$ 88.1 million in the quarter, a decrease of 44.2%, equivalent to a 6.6% EBITDA margin against 12.3% in the third quarter 2005.

For the nine-month period, the EBITDA margin was 4.7% against 12.1%, registering R$ 167.4 million, 63.6% less - mainly due to the weak performance posted in the first semester 2006.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity totaled R$ 1.2 billion on September 30 2006 against R$ 1,175.5 million on September  30 2005, a 4.5% increase.

The Company obtained a favorable ruling - against which there is no right of appeal - in its legal action with respect to the Plano Verão (Summer Plan) and is currently in the phase of calculating the respective values. The impact on results is expected to be R$ 50 million which should be recognized in the next quarter’s results.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

STOCK MARKET

Perdigão’s shares and ADRs reported a good performance during the quarter,  appreciating more than the Ibovespa (Bovespa Stock Index) and the Dow Jones Industrial Average. During the year, the accumulated performance was negative due to sector conditions, which impacted the food industry as a whole.

PRGA	3Q06	3Q05	YTD. 06	YTD. 05
Share Price—R$*	22.18	25.86	22.18	25.86
Traded Shares (Volume)	40.1 million	19.3 million	110.1 million	73.5 million
Performance	4.9%	41.1%	(15.7)%	35.4%
Bovespa Index	(0.5)%	26.1%	8.9%	20.6%
IGC (Brazil Corp. Gov. Index)	2.5%	30.5%	14.3%	28.6%
ISE (Corp. Sustainability Index)	6.2%	—	14.6%	—

PDA	3Q06	3Q05	YTD. 06	YTD. 05
Share Price—US$*	20.23	23.25	20.23	23.25
Traded ADRs (Volume)	3.4 million	1.3 million	10.9 million	5.1 million
Performance	5.4%	48.1%	(11.2)%	57.8%
Dow Jones Index	4.7%	2.9%	9.0%	(2.0)%

*                 Closing Price

Share trading volume increased 107.8% in the quarter and 49.8% for the accumulated period. The Company’s ADRs recorded growth of 162% in the quarter and 113.7% for the year. Financial trading during the quarter amounted to a daily average of US$ 8.0 million/day, representing an increase of 167.2% compared to the same period in 2005, taking into account both domestic and international market trading. For the year, the daily average was US$ 7.6 million/day, a 131.3% increase. Trading volume represented 47% of sector transactions on the São Paulo Stock Exchange (Bovespa) and 39.4% of its ADRs on the NYSE.

The following graphs show the performance over a 12-month period:

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SOCIAL REPORT

The Company created 3,600 new jobs in the period, the total number of employees reaching 37,720 on September 30 2006, a 10.6% increase. These new employees were allocated to the industrial units for expanding production and to the commercial area to meet demand from both the domestic and international markets. The administrative area also hired additional manpower in line with Company growth forecasts.

Fringe benefits and social programs accounted for R$ 78.1 million, a 28.8% increase, and environmental investments were up by 174.7% to R$ 17.2 million.

Main Indicators	09.30.2006	09.30.2005	% Ch.
Number of Employees	37,720	34,110	10.6
Net Sales per Employee/year—R$ thousands	127.1	148.6	(14.4)
Productivity per Employee (tons/year)	39.0	37.0	5.4

The Perdigão Academy has been instrumental in developing a series of strategic initiatives for meeting the needs for filling actual and future corporate positions, preparing high performance teams and increasing skills to ensure that the Company’s professionals are aligned to the growth dynamics of the organization. In this context, Perdigão has increased the level of investments in training and development. For the accumulated nine-month period 2006, expenditure on this item increased by 106.7%, covering employees at all levels of the organization.

Accumulated value-added  was R$ 1.2 billion 13.8% more than the accumulated value in 2005.

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CORPORATE GOVERNANCE

Funds raised from the primary share offering will be used to expand the meat business (poultry, pork meat and beef), dairy-processed product activities and new lines of products, such as margarine. The primary offering was responsible for raising R$ 800 million, 32 million new shares being issued. Ratification of the transaction and the interning of funds took place on November 1. The operation also provides for the possibility of a 15% green shoe option, to be exercised at the discretion of the underwriters within 30 days of the pricing of the issue and representing up to a further 4.8 million shares.

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Director approval and presupposes that the service in question does not jeopardize the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes-Oxley Act.

OUTLOOK

Based on the performance reported for the year to date and the outlook for the domestic and international markets in the fourth quarter, we are forecasting for 2006:

•             Growth of approximately 6% to 7% in total sales volume of meats and other processed products (chilled and frozen) compared with 2005;

•             Increase of about 13% in volumes to the domestic market for chilled and frozen products compared with 2005;

•             Maintenance of exported chilled and frozen products in relation to 2005.

•             Capital expenditures of approximately R$ 440 million.

The commitment and competence of all have been crucial to facing the challenges of the sector, particularly in the first semester 2006. We would like to record our thanks for the trust, support and credibility placed in us by our stakeholders.

São Paulo, November 2006.

Eggon João da Silva	Nildemar Secches

Chairman of the Board	Chief Executive Officer

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
SEPTEMBER 30, 2006 AND 2005
(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3,937,184	3,048,586
CURRENT ASSETS	2,064,699	1,693,273
NONCURRENT ASSETS	226,720	225,377
PERMANENT	1,645,765	1,129,936
Investments	77,668	13,521
Property, Plant and Equipment	1,472,236	1,025,281
Deferred Charges	95,861	91,134
LIABILITIES AND SHAREHOLDERS' EQUITY	3,937,184	3,048,586
CURRENT LIABILITIES	1,231,435	970,489
LONG TERM LIABILITIES	1,443,454	902,563
MINORITY INTEREST	33,963	—
SHAREHOLDERS' EQUITY	1,228,332	1,175,534
Capital Stock Restated	800,000	800,000
Reserves	425,215	172,306
Retained Earnings	3,117	203,228

INCOME STATEMENT

	3Q06	3Q05	% Ch.	YTD. 06	YTD. 05	% Ch.
GROSS SALES	1,576,027	1,459,881	8.0	4,197,932	4,314,680	(2.7)
Domestic Sales	949,232	717,278	32.3	2,471,150	2,162,207	14.3
Exports	626,795	742,603	(15.6)	1,726,782	2,152,473	(19.8)
Sales Deductions	(235,960)	(173,105)	36.3	(600,957)	(512,850)	17.2
NET SALES	1,340,067	1,286,776	4.1	3,596,975	3,801,830	(5.4)
Cost of Sales	(989,599)	(921,534)	7.4	(2,745,344)	(2,738,846)	0.2
GROSS PROFIT	350,468	365,242	(4.0)	851,631	1,062,984	(19.9)
Operating Expenses	(302,971)	(227,608)	33.1	(798,380)	(662,144)	20.6
OPERATING INCOME BEFORE FINANCIAL EXPENSES	47,497	137,634	(65.5)	53,251	400,840	(86.7)
Financial Expenses, net	(38,856)	(15,399)	152.3	(62,664)	(62,722)	(0.1)
Other Operating Results	8,499	(2,542)	—	16,214	(7,834)	—
INCOME FROM OPERATIONS	17,140	119,693	(85.7)	6,801	330,284	(97.9)
Nonoperating Income	(1,276)	(593)	115.2	(3,046)	(1,284)	137.2
INCOME BEFORE TAXES	15,864	119,100	(86.7)	3,755	329,000	(98.9)
Income Tax and Social Contribution	8,550	(15,240)	—	5,747	(58,170)	—
Employees / Management Profit Sharing	(70)	(7,268)	(99.0)	(70)	(18,916)	(99.6)
Minority Interest	(2,908)	—	—	(3,895)	—	—
NET INCOME	21,436	96,592	(77.8)	5,537	251,914	(97.8)
EBITDA	88,084	157,890	(44.2)	167,424	459,778	(63.6)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01—INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5 - % CAPITAL	6-% INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER		9 - NUMBER OF SHARES HELD ON LAST QUARTER
		(Units)		(Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	96,90
COMMERCIAL, INDUSTRIAL AND OTHERS		46.150.563		46.150.563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		10.000

03	PDA DISTRIBUIDORA DE ALIMENTOS LTDA.	04.383.539/0001-28	Private Subsidiary	0.01	9.51
COMMERCIAL, INDUSTRIAL AND OTHERS		10		10

16.01—OTHER RELEVANT INFORMATION

1)        Shareholders’ composition on 11.01.06:

Shareholders	Common shares	%
Main shareholders(1)(2)	72,826,843	43.88
Management:
Board of Directors	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	92,497,088	55.74
	165,957,152	100.00
Shares outstanding	92,497,347	55.74

(1)          Shareholder’s are take part of Voting Agreement.

(2)          Share loans of R$ 4,800,000 from Previ-BB to Credit Suisse, for the Perdigão Public Offering.

2) Shareholders’ composition on 09.30.05:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,660	79.67	8,702,965	29.82	21,029,625	47.10
Management:
Board of Directors(*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,966	10.14	18,516,541	63.46	20,085,507	44.98
	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,397	20.28	20,341,867	69.71	23,479,264	52.58

(*)         Including Weg S.A. and Eggon João da Silva Adm. Ltd.

16.01—OTHER RELEVANT INFORMATION

3) Holders of more than 5% of voting capital, in November 1, 2006:

Shareholders	Common shares	%
PREVI—Caixa Prev. Func. Bco Brasil (1)	21,217,780	12.79
PETROS—Fund. Petrobrás Seg. Soc.	19,576,559	11.80
Fund. Telebrás Seg. Social—SISTEL	8,588,238	5.17
FAPES (Fund. Assist. Prev. Soc.)—BNDES	6,122,652	3.69
VALIA—Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.25
Previ—Banerj	1,997,595	1.20
	72,826,843	43.88
Others	93,130,309	56.12
	165,957,152	100.00

(1)          Share loans of R$ 4,800,000 from Previ-BB to Credit Suisse, for the Perdigão Public Offering.

4) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 11.01.06:

Shareholders	Common shares	%
a) Controlling shareholders	72,826,843	43.88
b) Executive officers and Fiscal Council	202,736	0.12

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors—Direct participation	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00

5) Free Float shares

On 11.01.06 there were 92,497,347 common shares outstanding (free-floating), 55.74% of total issued.

6) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

16.01—OTHER RELEVANT INFORMATION

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Almir de Souza Carvalho
Jaime Hugo Patalano
Sergio Wilson Ferraz Fontes
Cláudio Salgueiro Garcia Munhoz
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With attributions of Audit Committee)

Chairman	Vanderlei Martins
Attílio Guaspari
Wilson José Watzko

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Accountant—CRC—1SC005856/O-0 S - SP

17.01—REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS—UNQUALIFIED OPINION

To the Management and Shareholders of
Perdigão S.A.

1.             We have executed a special review of Quarterly Information (ITR) of Perdigão S.A. and subsidiaries for the quarter ended September 30, 2006, comprising the balance sheet, the statement of income, the performance report and the relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.  Was reviewed by other independent public accountants firm the Financial Statements of Batávia S.A. Indústria de Alimentos subsidiary, in which the Company had, for the year ended September 30, 2006, investments in the amount of R$35,350, with gain calculated using the equity method of R$3,027 and R$4,052, respectively, for the quarter and the year ended Septemper 30, 2006, and which total assets included in the consolidated financial statements totalized R$174,585 in September 30, 2006, with net income, included in the consolidated financial statements, of R$132,880 and R$179,045, respectively, for the quarter and year ended September 30, 2006.  The report of independent public accountants that the other firm gave to us does not have qualification which might have a relevant influence on the Company’s financial situation and operations in September 30, 2006, and on the Company’s and subsidiaries consolidated financial situation and operations in September 30, 2006, as well as the results of the operations related to the quarter and year ended September 30, 2006, and our opinion, regarding this investment, on this date, is exclusively based on the report of independent public accountants of that firm.

2.             Our review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants — IBRACON, jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3.             Based on our special review and based on the report of other independent public accountants, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission — CVM, specifically applied in the preparation of the Quarterly Information.

4.             Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 19 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to revision procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, November 06, 2006.

ERNST & YOUNG

17.01—REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS—UNQUALIFIED OPINION

Auditores Independentes S.S.
CRC-2-SP 015199/O-6

Antonio Humberto B. dos Santos
Accountant CRC-1-SP-161745/O-3